Exhibit 99.1

Uranium Royalty Announces Voting Results

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – October 16, 2025 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that at its annual general meeting held on October 16, 2025 (the “Meeting” or “AGM”), all nominees listed in its management information circular dated September 9, 2025 were elected as directors of the Company.

Each of the following six nominees proposed by management was elected as a director on a vote by show of hands. The proxies received by management with respect to the election of directors were as follows:

Director	Total Votes For	Total Votes

Amir Adnani	35,606,472	46,208,738
Scott Melbye	36,419,052	46,208,738
Vina Patel	46,004,748	46,208,737
Neil Gregson	46,054,180	46,208,739
Donna Wichers	36,310,681	46,208,738
Ken Robertson	46,047,607	46,208,739

As a result, the board of directors of the Company (the “Board”) now consists of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson, Donna Wichers, and Ken Robertson.

Shareholders also approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the Board to fix the auditor’s remuneration.

A total of 65,682,446 common shares of the Company were voted at the Meeting, representing 49.15% of the votes attached to all outstanding common shares. Detailed voting results for the Meeting are available on SEDAR+ at www.sedarplus.ca.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:

Scott Melbye – Chief Executive Officer	1188 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 4A2
Phone: 604.396.8222
Investor Relations:

Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com